NEWS RELEASE

July 19, 2017

Nevsun Reports Final High Grade Infill Drill Results at Timok Upper Zone

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (“Nevsun” or the “Company”) is pleased to announce final assay results from the recently completed infill drilling of the Upper Zone at the Company’s Timok copper-gold project (“Timok Project”) in Serbia.

HIGHLIGHTS

  Drilling confirms continuity and the high-grade nature of the Upper Zone
  New massive and semi-massive sulphide intersections include:
    16.94% Cu and 6.97g/t Au over 25.5m, within 4.46% Cu and 2.38g/t Au over 280.0m in TC160146B
    15.86% Cu and 7.69g/t Au over 27.0m, within 5.18% Cu and 2.28g/t Au over 274.5m in TC170157
    20.57% Cu and 9.17g/t Au over 49.5m, within 6.77% Cu and 3.67g/t Au over 265.5m in TC160147
    15.63% Cu and 12.28g/t Au over 19.5m, within 5.37% Cu and 4.94g/t Au over 177.0m in TC160142
  Exploration drilling for additional Upper Zone type deposits underway

Nevsun CEO, Peter Kukielski, commented, “The high-grade assays reported today are the final holes from the infill drill program for the Timok Upper Zone. This drilling is enabling development of improved geological and geotechnical models and we expect an upgrade to a high percentage of the resources. We are also excited to have exploration for additional Upper Zone type deposits underway. At the Bor operation, just five kilometres away, there were in excess of twenty separate high sulphidation epithermal “upper zone” type deposits, we believe the possibility of finding additional deposits should be high.”

Detailed drill results, sections and a plan map of drill hole locations are attached to this news release.  Holes are designed to intersect the high sulphidation mineralization at 80 to 95% of true width.

Timok Copper-Gold Project

The Timok Project is located in eastern Serbia near the Bor mining and smelting complex. The Timok Project is focussed on the Cukaru Peki (“Timok”) deposit which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization).

Timok Upper Zone

The high sulphidation epithermal mineralization (HSE) in the Upper Zone comprises massive sulphide, semi-massive and also vein, stockwork, dissemination and hydrothermal breccia matrix sulphide hosted by strongly altered andesite. The HSE mineralization forms a single coherent zone at depths ranging from 400 to over 800m below surface. Pyrite is the dominant sulphide mineral and covellite the principal copper mineral with lesser enargite, bornite and chalcocite occurring in veins, hydrothermal breccias, disseminations and replacement. Gold correlates with the copper sulphides preferentially occurring within pyrite bordering the copper sulphides.

Quality Assurance

Drill core samples were collected in accordance with protocols that are compatible with accepted industry procedures and best practice. The Company conducts its own analysis of QAQC generated by the systematic inclusion of certified reference materials, blank samples and duplicate samples. The analytical results from the quality control samples have been evaluated and have been demonstrated to conform to best practice standards.

Mr. Peter Manojlovic, P.Geo., Nevsun’s VP Exploration, is a Qualified Person as defined by NI 43-101.  Mr. Manojlovic has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60% owner of the Timok Lower Zone in Serbia. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

Figure 1:  Surface Plan Map Showing Location of Current Drill Holes and Results

7591000 mE
7591200 mE
7591400 mE
4876000 mN
4875800 mN
4875600 mN
TC170160
TC170161
TC170158
TC170139A
TC170162
TC170152A
TC170153
TC170151A
TC170146B
TC170157
TC160143
TC170163
TC170150
TC170159
TC170145D
TC170155
TC170164
TC170149
TC170147
TC160142
TC170154A
TC170165
Section 125 mN
Section 100 mN
Section 75 mN
Section 50 mN
Section 25 mN
Section 0 mN
Section 75 mW
Section 50 mW
Section 25 mW
Section 0 mW
Legend
DIAMOND DRILLING
New hole reported today
Other hole
MINERALIZED ZONES*
Upper Zone footprint
Lower Zone footprint
*Interpreted from prior drill results and projected vertically to surface
Notes:
1. Hole traces are projected vertically to surface
N
0 50 100
Meters
NEVSUN RESOURCES LTD.
Cukaru Peki, Serbia
UPPER ZONE
SURFACE DRILL PLAN
MGI Balkans Zone 7
12-July-2017

Table 1: 2017 Final Timok Upper Zone Results From Infill Drill Program

Hole ID	From	To	Length (m)	Cu %	Au g/t	Cu equivalent* (%)	Section
TC170139A	440.4	580.1	139.7	5.05	4.63	8.29	125 mN
including	447.9	464.4	16.5	14.27	15.49	25.11	
TC160142	467.5	644.5	177.0	5.37	4.94	8.82	0 mN
including	514.0	545.5	31.5	15.63	12.28	24.22	
TC160143	443.3	686.3	243.0	4.22	3.38	6.59	75 mN
including	444.8	467.3	22.5	12.93	9.93	19.88	
also including	474.8	489.8	15.0	11.95	9.35	18.50	
TC170145D	470.8	665.8	195.0	4.29	2.16	5.80	50 mN & 0 mW
including	478.3	485.8	7.5	14.26	7.57	19.55	
TC170146B	441.9	721.9	280.0	4.46	2.38	6.13	100 mN
including	462.4	487.9	25.5	16.94	6.97	21.82	
TC170147	459.9	725.4	265.5	6.77	3.67	9.34	25 mN
including	476.4	525.9	49.5	20.57	9.17	26.99	
TC170149	450.0	660.0	210.0	6.09	4.00	8.89	50 mN
including	481.5	501.0	19.5	19.77	9.77	26.61	
TC170150	467.1	692.1	225.0	5.63	3.04	7.76	75 mN
including	485.1	510.6	25.5	17.06	7.79	22.51	
TC170151A	446.2	539.2	93.0	5.26	6.70	9.94	100 mN
and	567.7	609.7	42.0	1.62	2.16	3.13	75mN
TC170152A	491.8	616.3	124.5	5.16	4.40	8.24	100 mN
including	604.3	616.3	12.0	17.41	23.62	33.94	
TC170153	499.5	649.5	150.0	6.76	4.86	10.16	0mW
including	565.5	594.0	28.5	18.51	7.77	23.94	
TC170154A	515.7	772.2	256.5	2.47	1.53	3.54	0 mN
including	605.7	701.7	96.0	3.34	2.15	4.85	
TC170155	633.4	757.9	124.5	1.44	0.91	2.08	0 mN & 25 mN
TC170157	447.2	721.7	274.5	5.18	2.28	6.78	100 mN
including	465.2	492.2	27.0	15.86	7.69	21.25	
TC170158	613.2	878.7	265.5	1.22	0.39	1.49	0 mW
including	661.2	701.7	40.5	2.78	0.49	3.13	
TC170159	484.4	724.4	240.0	4.19	1.94	5.54	50 mN
including	515.9	568.4	52.5	9.98	3.56	12.47	
TC170160	659.7	685.2	25.5	0.76	0.36	1.01	50 mW
and	734.7	790.4	55.7	0.67	0.21	0.81	
TC170161	616.5	745.5	129.0	1.38	0.54	1.76	75 mW
and	775.5	853.5	78.0	0.88	0.25	1.05	
TC170162	490.4	635.9	145.5	4.02	1.94	5.38	25 mW
including	563.9	575.9	12.0	17.67	4.75	20.99	
TC170163	494.1	732.6	238.5	3.93	1.82	5.21	75 mN
including	507.6	546.6	39.0	9.15	3.63	11.69	
TC170164	565.1	722.6	157.5	4.60	2.35	6.24	25 mN
including	604.1	653.6	49.5	7.84	2.93	9.89	
TC170165	475.8	507.3	31.5	0.55	1.37	1.51	0 mN
and	561.3	568.8	7.5	0.88	1.24	1.75

Holes are drilled to intersect the top of the HSE zone near perpendicular and are estimated to be between 80 and 95% of true thickness.  Interval thicknesses are shown in figures 2 – 11.

Table 2: Collar Details

Figure 2:  Section 0 N

Figure 3:  Section 25 N

Figure 4:  Section 50 N

Figure 5:  Section 75 N

Figure 6:  Section 100 N

Figure 7:  Section 125 N

Figure 8:  Section 0 W

Figure 9:  Section 25 W

Figure 10:  Section 50 W

Figure 11:  Section 75 W